UTEC, INC.
7230 INDIAN CREEK LN STE 201
LAS VEGAS NV 89149

August 17, 2010

Via EDGAR and Facsimile (703-813-6968)

Erin Jaskot
Staff Attorney
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:	UTEC, Inc. Preliminary Proxy Statement on Schedule 14A Filed on August 2, 2010 File No. 000-53241

Dear Mr. Jaskot:

      On behalf of UTEC, Inc., a corporation organized under the laws of Nevada (“UTEC” or the “Company”), we are responding to the comments in the letter from you dated August 12, 2010 relating to UTEC’s Preliminary Proxy Statement on Schedule 14A filed on August 2, 2010 (“Proxy”).  We are including a courtesy marked copy of Amendment No. 1 to the Proxy indicating the changes made thereon from the original reports filed with the Commission. The responses below have been numbered to correspond with the comments in your August 12, 2010 letter.

1.
We note that one of the purposes of your Special Meeting of Stockholders is to amend your articles of incorporation to change your name in connection with the proposed exchange transaction with Jett Rink Oil, LLC and Bill Herndon.  Please expand your disclosure to provide information relating to the proposed exchange transaction, including the information required by Items 11, 13 and 14 of Schedule 14A.  Refer to Note A of Schedule 14A.

Response to Comment 1:

The Company respectfully informs the Staff that it has entered into an amendment to the Exchange Agreement with Jett Rink Oil, LLC and Bill Herndon dated July 29, 2010 (the “Exchange Agreement”) to remove the name change as a condition to closing the proposed exchange transaction.  Additionally the Company has revised the Proxy to further reflect these changes.

Securities and Exchange Commission
Division of Corporate Finance
August 17, 2010

In furtherance of conversations with the Staff, the Company respectfully submits that it has decided to become an oil and gas exploration, development and production company and that is the only reason for the name change to “Tiger Oil and Energy, Inc.”  In executing on the Company’s new business direction, the Company plans to acquire oil and gas leases and working interest, and enter into agreements to acquire such leases and working interest, perform exploratory work on acquired property leases, develop and operate viable wells and produce oil and gas for commercial sale.  The Exchange Agreement and the underlying exchange transaction is one of several opportunities the Company is pursuing in furtherance of this new business direction, and in addition, one of the primary drivers behind the exchange transaction is so that the Company has a qualifying transaction to report on Form 8-K so that the Company is no longer a “shell company” as defined under Rule 12b-2 of the Securities Exchange Act of 1934, as amended.

As such, the Company believes that Note A of Schedule 14A (and thus neither would Items 11, 13, and 14) would not apply in this particular instance because the exchange transaction is not the reason for the name change, but rather the primary reason for the name change is the new business direction of the Company, as an oil and gas exploration, development and production company.  In other words, in the absence of the Exchange Agreement, the Company would still pursue the name change.

We hope that the foregoing addresses all of the Staff’s comments contained in its letter of August 12, 2010.  In the event the Staff has no further comments, we would appreciate written correspondence to that effect.  Further, in accordance with the Staff’s letter, we acknowledge the following:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
Division of Corporate Finance
August 17, 2010

Best regards, /s/ Howard Bouch Howard Bouch, Chief Financial Officer

Enclosures

cc:           Mark C Lee